EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the year-to-date periods ended September 30, 2015, and 2014
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	SEPTEMBER 2015	SEPTEMBER 2014
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$711	$1,053
Add: interest portion of rental expense	8	8
Add: undistributed losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	18	5
Available earnings	$737	$1,066
Fixed charges:
Interest expense incurred	$259	$262
Amortization of debt expense	4	4
Interest portion of rental expense	8	8
Total fixed charges	271	274
Dividends on preference shares (pretax)	34	41
Total fixed charges and preference dividends	$305	$315
Ratio of earnings to fixed charges	2.72	3.89
Ratio of earnings to combined fixed charges and preference dividends	2.42	3.38